Sichenzia Ross Friedman Ference LLP
61 BROADWAY  NEW YORK NY 10006
TEL  212 930 9700   FAX  212 930 9725   WWW.SRFF.COM

December 12, 2007

Pamela A. Long, Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	VeruTEK Technologies, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed October 11, 2007
File No. 333-144721

Dear Ms. Long:

This firm is counsel to VeruTEK Technologies, Inc. (the “Company”). Below, please find our responses to your July 17, 2007 comment letter.

General

1.	We note your response to comment 2 of our letter dated August 17, 2007. Please revise to briefly explain why you characterize the aggregate amount of your payments to investors as “advisory fees.”

Response

We have revised the disclosure to “Less aggregate payments” as opposed to “Less advisory fees”.

2.	We note your response to comment 3 of our letter dated August 17, 2007. Please revise the column heading of the number of shares of underlying common stock to delete the reference to preferred stock.

Response

We have revised the column heading to remove the reference to preferred stock and have inserted the term “securities” as the common shares are issuable upon conversion or exercise of Notes and Warrants.

3.
We note your response to comment 5 of our letter dated August 17, 2007. Please tell us why you use $0 as the combined total profit to be realized as a result of any conversion discount when you disclose $584,767 potential profit to the selling shareholders arising from the spread between the market price and the fixed conversion price of the convertible notes and warrants. Please revise as appropriate.

In addition, please revise to express the percentage of the total amount of all possible payments over the net proceeds, as well as the total possible discount to the market price of the underlying shares over the net proceeds, as requested by prior comment 5.

Response

We have revised to include the correct total potential profit as the as the percentage of the total amount of all possible payments over the net proceeds, as well as the total possible discount to the market price of the underlying shares over the net proceeds.

4.
We note your response to comment 7 of our letter dated August 17, 2007 that the shares held by non-affiliates prior to the current transaction is 5,517,914. Please tell us whether this number takes into account the shares issued in your reverse merger. If it does not, please tell us the number of shares that were outstanding following the reverse merger but prior to the May financing, including the number that were held by affiliates and the number that were held by non-affiliates. We may have additional comments after we review your response.

Response

The number of shares held by non-affiliates prior to the convertible note transaction was 5,440,449.  This number takes into account the shares issued in connection with the reverse merger.

5.
We note your response to comment 7 of our letter dated August 17, 2007. Please revise to reconcile your disclosure in response to that comment with your disclosure appearing under “The Offering” on page 4. Please also revise your tabular disclosure to reflect each of the items addressed in your bullet point disclosure on page 21.

Response

We acknowledge your comment.  We believe the disclosure on page 4 currently corresponds with that under “The Offering” on page 4.

We have included all bullet points in the table.

6.
We note your response to comment 8 of our letter dated August 17, 2007. Please revise the first paragraph under “Repayment of May 2007 Notes” to clarify whether the issuer has a reasonable basis to believe that it will have the financial ability to make all payments on the overlying securities.

Response

Please see the revised disclosure below:

“We have the intention to make payments on the May 2007 Notes, however, in order to do so, we must secure a project or projects for full scale environmental remediation of sufficient size and profitability or we must secure additional funding from other sources.  As a result, the Company does not have a reasonable basis to believe that it will have the financial ability, to make payments on the overlying securities.”

Risk Factors, page 6
Risks Related to Our Business. page 6
There is substantial doubt about our abilityto continue as a going concern. . ., page 6

7.	We note your response to comment 19 of our letter dated August 17, 2007. Please separate the discussion of your reliance on three customers into a separate risk factor.

Response

We have revised the risk factor accordingly.

Selling Security Holders, page 15

8.
We note your response to comment 25 of our letter dated August 17, 2007. Please disclose that at the time of the purchase of the securities to be resold, Icon Capital had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make this representation, please state that Icon Capital is an underwriter.

Response

We have revised the disclosure to state that Icon Capital had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Description ofBusiness, page 25

9.
We note your response to comment 26 of our letter dated August 17, 2007. You state that you have “four important revenue streams,” but list five principal activities. Please revise to clarify the nature of your operations.

Response

We have revised our disclosure as follows.

“We are an environmental remediation company that provides environmental solutions for complex environmental problems. We have developed new clean and green technologies using food-grade surfactants and food additives that remove contamination without risk to humans or the environment. Our technologies will allow development of the following revenue streams:

•   remediation of contaminated sites;
•   sale of green chemicals,
•   licensing of proprietary technology;
•   laboratory services; and
•   high-level consulting.”

10.
We note your statement on page 26 that you “have positioned ourselves as a solution provider of every type of organic contamination” and that your S-ISCO product remedies organic contamination. In you provide (or intend to provide) solutions only for organic contamination, please revise your discussion to define this term and provide appropriate disclosure regarding the market for your services.

Response

By indicating the Company provides solutions to every type of organic contamination, our intention was to show the wide range of contamination that our technology can remediate. Organic contamination is the result of contamination from organic chemicals. Organic chemicals are compounds consisting primarily of carbon and hydrogen, which may contain any number of other elements, including nitrogen, oxygen, halogens as well as phosphorus, silicon and sulfur. Because of their unique properties, organic compounds exhibit extremely large variety and the range of application of organic compounds is enormous. They form the basis of, or are important constituents of many products (paints, plastics, food, explosives, drugs, petrochemicals, to name but a few) and (apart from a very few exceptions) they form the basis of all life processes.

We have revised our submission as follows to clarify this disclosure.

“Our technologies are effective in remedying organic chemical based non-aqueous phase liquids in soils and groundwater.  Organic chemicals are carbon and hydrogen compounds that are important constituents of many products and industries such as paints, plastics, food, explosives, drugs, petrochemicals, to name but a few. As a result of our technology development, we have positioned ourselves as a solution provider for many types of organic chemical contamination by providing uniquely designed solutions in partnership with the traditional environmental remediation consultants and implementers. We believe our technology is unique and patent applications covering our technology are pending. Accordingly, we believe we are uniquely positioned to capitalize on the drive toward more effective, safe and economical solutions to environmental problems.”

Management’s Discussion andAnalysis. page 30
Liquidity and Capital Resources, page 31

11.	Please update the status of your efforts to secure additional funding subsequent to October 2007.

Response

The following paragraph updates the status of the Company’s funding efforts and will be included in our submission.

“Proceeds of $600,000 from the January 2007 Bridge Loan were primarily used to fund operations. Proceeds of $1,685,000 received from the May 2007 convertible notes have been used for the repayment of the $349,407 revolving loan with the Company’s bank, to fund operations and for the purchase of equipment.  Proceeds from the October 17, 2007 sale of equity securities will be used to fund operations. If the Company does not secure a project or projects for full scale environmental remediation of sufficient size and profitability or if it does not secure additional funding from other sources, the Company estimates current funding will sustain its operations through March 2008. Although the Company is currently pursuing opportunities for full scale environmental remediation projects and additional funding, there is no guarantee that the Company will be successful in securing a sufficient number of full scale remediation projects or additional funding. Securing a sufficient number of full scale remediation projects at acceptable profit margins are critical to ensure the long-term viability of the Company. The Company believes it will require additional funding to sustain operations beyond March 2008.”

Security OwnershipofCertainBeneficial Owners andManagement. page 41

12.	Please update the information to a more recent date. For example, we note that you present share information as of September 7, 2007 in your description of securities to be registered on page 42.

Response

We have updated the information to a more recent date.

Financial Statements. page F-i
Note 1 — Summary ofSignificant Accounting Policies. Revenue Recognition, pages F-6 andF-i9

13.
We note your response to prior comment 42. In this regard, please revise your revenue recognition policy to more clearly disclose when and how you recognize revenue for fixed price contracts, as described in your response. It appears to us that your current disclosures refer to when amounts are billed rather than when revenue is recognized.

Response

The disclosure has been revised as follows.

“Certain technical services provided by the Company are provided on a fixed price basis and the customer is billed a specific fee upon the completion of the agreed-upon service. For these fixed price contracts, the Company recognizes revenue when applicable tasks are completed in accordance with the completed contract method. Revenues related to such fixed price contracts comprised approximately 1.3% of the Company’s total revenues for the period from February 1, 2006 (inception) through December 31, 2006.”

Note 4 — Reverse Acquisition Merger. page F-9

14.
Please supplementally provide to us the accounting entry you made to record the 930,944 shares issued to your advisors for transaction-related and legal services as part of the recapitalization. In addition, please tell us how you determined the fair value of shares issued.

Response

The first part of the accounting entry to record the 930,944 shares issued to advisors is as follows.

Debit – Assets – Debt issue costs	$ 36,850
Credit – Equity – Common stock	$ 931
Credit – Equity – Additional paid-in capital	$ 35,919

The Company first determined the allocation of common stock issued to advisors between direct costs of the acquisition and debt issue costs in accordance with Staff Accounting Bulletin Topic 2A6, “Business Combinations – Purchase method – Debt Issue Costs”, Question 1. The Company prepared an analysis of what the effective debt service cost would be on similar debt issues. This analysis was used to determine the allocation needed to achieve a comparable debt service cost based on an investment with similar risk and maturity. The resulting amount allocated to debt issue costs was the amount needed to produce an effective debt service cost (interest and amortization of debt issue costs) which was comparable to the effective cost of such a similar debt issue. The resulting amount attributed by the Company to debt issue costs was a debit of $36,850. This resulted in an effective debt service cost of approximately 27%.

The total 930,944 of common shares issued to advisors was credited to common stock at par value for $931.

The remaining amount of $35,919, which represented the difference between the amount allocated to debt issue costs and the amount credited to common stock, was credited to additional paid-in capital.

The second part of the accounting entry to record the merger costs that were directly related to the transaction was as follows
.

Debit – Equity – Additional paid-in capital	$198,568
Credit – Assets – Cash	$ 75,000
Credit – Assets – Deferred Merger Costs	$ 33,568
Credit – Liabilities – Accrued Liabilities	$ 90,000

Cash costs directly related to the transaction that were paid out of proceeds from the transaction amounted to $75,000. Costs related to the transaction that were incurred prior to the date of the transaction amounted to $33,568. The estimated costs directly related to the registration of the securities amounting to $90,000 were accrued for as a current liability. Additional paid-in capital was debited by $198,568 for these items.

The net impact of the above entries on shareholders’ equity was a $931 credit to common stock and a $162,649 debit to additional paid-in capital.

Note 8 —Debt. page F-11

15.	Please revise your disclosure of the bridge loan to include the information you provided in the last four sentences of your response to prior comment 38.

Response

We will revise our disclosure as follows to include the information from our last four sentences of our response to prior comment 38.

“On January 4, 2007, the Company secured a $600,000 bridge loan (the “Bridge Loan”) to support development plans and fund operations. The Bridge Loan had a stated interest rate of 10% which, under the terms of the Bridge Loan, was payable beginning on May 31, 2007. The Company incurred $65,000 in debt issuance costs which was being amortized over the term of the loan. The Bridge Loan was to mature upon the earlier of (a) completion of an equity financing transaction, or (b) May 31, 2008. Upon completion of an equity financing transaction, the Bridge Loan was convertible to common shares of the Company at 80% of the market price of the Company’s common shares. In accordance with the terms of the Bridge Loan, the Company also issued warrants to the holders of the Bridge Loan which were exercisable upon the completion of an equity financing transaction. The warrants have a 5 year life (expiring in May 9, 2012) and entitle the holders to purchase shares of common stock of the Company equal to the number of shares issued converted under the Bridge Loan (776,051 shares) at a price of $1.20 per share. The terms of the warrants do not provide holders with the option to exercise on a cashless basis, nor do they include any requirement to redeem the warrants based on a Black Scholes calculation. In addition, the Bridge Loan warrants specifically contemplate settlement of the warrants in unregistered shares. The Company has accordingly concluded that these warrants meet the tests in EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, for equity classification.”

Note 9—Stock-Based Compensation. page F-12 andNote 10— Stock-Based Compensation. page F-25

16.
Please revise your disclosure to include the grant date fair market value for each issuance and the assumptions you used to derive the fair values. Additionally, please revise your disclosure to provide a roll forward of vested shares for each period presented in your financial statements. In this regard, it appears that the total number of shares vesting during each period should reconcile to your statements of shareholders’ equity for the periods ended December 31, 2006 and June 30, 2007.

Response

We have revised our disclosure as shown below to include the grant date fair market value for each issuance. We have also disclosed how we determined the fair market values.

We have also reconciled the shares issued at each grant date to the shares reported as stock compensation in the statements of shareholders’ equity. The total number of vested shares does not reconcile to the statements of shareholders’ equity because, although unvested, such shares were legally issued and outstanding. Accordingly, we have included in our disclosure a column showing shares issued with respect to each issuance date along with an explanation of how that amount reconciles to the statement of shareholders’ equity. It should also be noted that the Company excluded unvested shares from weighted average shares used in the calculation of basic earnings per share.

We have revised our disclosure as follows.

“The Company granted certain key employees and advisors shares of common stock as part of the Company’s offer of employment. The purpose was to enable the Company to retain and motivate such employees. The grants are recognized ratably as compensation expense over the requisite service periods based on the fair value of the grants as of the grant dates. Because grant dates were prior to the Merger and such shares were not publicly traded, fair value of shares at the grant date was determined using a discounted cash flow model. Compensation expense of $839,175 and $31,628 was recognized for the nine months ended September 30, 2007 and for the period from February 1, 2006 (inception) to September 30, 2006, respectively. Common shares totaling 311,416 will vest at various times through February of 2010. Additional compensation expense for unvested shares amounting to $157,713 will be recognized over the remaining requisite future service periods for each respective grant.

Shares granted as compensation expense are as follows.

Grant Date	Fair Value at Grant Date	Shares Granted as of September 30, 2007	Shares Issued during the period from January 1, 2007 through September 30, 2007	Vested Shares as of September 30, 2007	Unvested Shares as of September 30, 2007

2/13/2006	$12,700	77,854	38,927	77,854	-
4/17/2006	14,800	77,854	38,927	77,854	-
6/1/2006	15,815	77,854	38,927	77,854	-
2/1/2007	407,550	506,051	506,051	194,635	311,416
2/19/2007	583,110	724,042	724,042	724,042	-

Total	$1,033,975	1,463,655	1,346,874	1,152,239	311,416

Concurrent with the February 19, 2007 grant, Dr. George Hoag, a founder of the Company and Senior Vice President and Director of Research and Development, returned 350,343 common shares to the Company for no consideration. Dr Hoag received these shares on February 1, 2006 (inception). These shares were reissued to the parties receiving the 724,042 common shares granted on that date. Consequently, the total number of shares issued by the Company for stock compensation for the period from January 1, 2007 through September 30, 2007 was 996,531 shares (1,346,874 shares issued as stock compensation less 350,343 shares returned to the Company by Dr. Hoag).”

Unaudited Pro Forma Combined Financial Information, page F-25

17.
If required, please provide a pro forma statement of operations for the interim period ended June 30, 2007. Also, due to the fact that your historical financial statements at June 30, 2007 reflect the reverse acquisition and the May 2007 financing, please delete the pro forma balance sheet as of December 31, 2006.

Response

Pro forma statements of operations for the periods ended June 30, 2007 and September 30, 2007 are not required because the historical information reflects the reverse acquisition and the May 2007 financing. The Company has elected to include a pro forma statement of operations for the period ended December 31, 2006 and a pro forma balance sheet as of December 31, 2006 in its submission.

***

The Company has acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700.

Sincerely,

/s/ Stephen Fleming
Stephen Fleming